
May 27, 2014

Via E-mail
Dr. Bruce Bedrick
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Boulevard, Suite 101
West Hollywood, CA 90069

> **Re: Medbox, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed May 13, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 000-54928**

Dear Dr. Bedrick:

We have reviewed your filings and have the following comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Note 2 – Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 7

1.   We note the allowances and refunds recorded in the first quarter due to a reduction in the number of licenses in the San Diego market reversing $962,780 of previously recognized revenue. Your disclosure on page 7 lists the awarding of a license as an example of an appropriate milestone for revenue recognition. Please provide us with a detailed explanation of your basis for previously recognizing this revenue, including the specific milestones previously reached that made recognition of the revenue on the affected contracts appropriate. Also, please clarify your ongoing revenue recognition policy in terms of when it is appropriate to recognize revenue prior to obtain a license.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

General and administrative, page 21

2.   We note you have identified general and administrative expenses in the amounts of $235,193 and $263,197 for the periods ended March 31, 2014 and 2013 as "Not explained." Given the significance of these amounts to your financial statements, please expand your disclosure to include the reasons why you cannot explain what the expenses

relate to and why the amount for the first quarter of 2014 decreased from the first quarter of 2013.

<u>Cash Flows – Operating Activities, page 22</u>

3.   Please expand your disclosure of cash flow from operating activities to quantify and discuss the underlying reasons for the changes in working capital items reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
Darrin M. Ocasio, Esq.